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Stephen.Arcano@SKADDEN.COM
March 25, 2013

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VIA EDGAR TRANSMISSION
AND BY ELECTRONIC MAIL

Peggy Kim, Esq., Nicholas P. Panos, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Transocean Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed March 18, 2013 by Transocean Ltd.
File No. 0-53533

Dear Ms. Kim and Mr. Panos:

We are writing on behalf of our client, Transocean Ltd. (“Transocean” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 22, 2013 (the “Comment Letter”) relating to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”). Set forth below are Transocean’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Transocean.

Concurrently with this letter, Transocean is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff as well general updates to the proxy.  Transocean notes for the Staff that, with respect to the shareholder proposal submitted to the Company pursuant to Rule 14a-8 that was included in the Preliminary Proxy Statement, the Company has excluded such proposal in the Amended Preliminary Proxy Statement as a result of the letter, dated March 15, 2013, sent by the Staff to a representative of the Company.  Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Amended Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Preliminary Proxy Statement.

For your convenience, we are emailing to your attention copies of the Amended Preliminary Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

General

1.                                      We note that the registrant has voluntarily included the Icahn Group’s nominees on the registrant’s proxy card and named the Icahn Group’s nominees in the registrant’s proxy statement. Please advise us as to how you are complying with Rule 14a-4(d)(1) which allows the proxy holder to vote only for bona fide nominees, which is a person who has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4) for the definition of bona fide nominee.

Response:  The Company notes for the Staff that, pursuant to Swiss law, it is required to include the Icahn Group’s nominees, together with all other items on the agenda of the meeting, on its proxy card and name such nominees and other agenda items in its invitation to the annual general meeting. The Company has therefore not voluntarily chosen to include such information. Nonetheless, the Company sought and has received consents from each of the Icahn Group’s nominees who are named in the Company’s proxy statement stating that such nominees consent to being named in the Company’s proxy statement and to serve as a director of the Company if elected. Attached as Exhibit A to this letter are copies of the executed consents received from each of the Icahn Group’s nominees, which the Company is furnishing to the Staff as a supplement to the Amended Preliminary Proxy Statement.

2.                                      Please note that the term “participant” includes “any nominee for whose election as a director proxies are solicited.” Refer to Instruction 3(a)(ii) to Item 4 of Schedule 14A. Given that the Icahn Group’s nominees are included on the registrant’s proxy card, please advise as to why the registrant’s proxy statement does not include the participant and nominee information required by Items 4(b), 5(b) and 7 of Schedule 14A for the Icahn Group’s nominees.

Response:  The Company notes for the Staff that, pursuant to Swiss law, it is required to include the Icahn Group’s nominees on its proxy card and its invitation to the annual general meeting. The Company is merely complying with its obligations under Swiss law and is not soliciting its shareholders to vote for any of the Icahn Group’s nominees and is in fact soliciting AGAINST such nominees, as is clearly stated in the proxy statement and is evidenced by the fact that the Company has nominated five candidates for the five open director seats. In addition, the Icahn Group’s nominees will not be soliciting proxies on behalf of the Company. While the Icahn Group’s nominees may technically be deemed to fall within the definition of the term “participant,” they clearly are not within the spirit of such term in that they are not Company nominees or otherwise facilitating or financing the solicitation being conducted by the Company. The Company believes that the mere fact that shareholders are entitled to vote for a dissident nominee on its proxy card should not per se make such nominee a “participant” of the soliciting party. For example, under the Commission’s “short slate” rule, a dissident shareholder, under certain circumstances, is permitted to vote proxies solicited in favor of a company’s nominees without such nominees becoming participants of such dissident shareholder; and while a dissident may not name a Company nominee on its proxy card under the “short slate” rule, it is nonetheless soliciting with respect to a proxy card that provides shareholders the ability to vote for such company nominee. Finally, the “participant” information relating to the Icahn Group’s nominees will be included in any proxy statement that the Icahn Group disseminates, and accordingly the Company’s shareholders will be able to obtain such information from that proxy statement. As a result, the Company does not believe that it should be required to provide the information required by Items 4(b), 5(b) and 7 of Schedule 14A for the Icahn Group’s nominees.

Votes Required, page P-2

3.                                      Please revise to clarify the effect of abstentions and broker non-votes on each proposal. Refer to Item 21(b) of Schedule 14A. We note that you have already disclosed some of this information.

Response:  The Company has modified its disclosure to clarify the effect of abstentions and broker non-votes on each proposal. Please refer to pages P-2 and P-3 for revised language.

Proxies, page P-3

4.                                      We note that the registrant has received notice that the election may be contested and that the Icahn Group has filed materials to contest the election. It is our understanding that in a contested election a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting. Please revise your disclosure accordingly or tell us why this is not necessary.

Response:  Rule 452 of the New York Stock Exchange provides brokers discretionary authority to vote on “routine” proposals if the beneficial owner of the stock has not provided specific voting instructions to the broker at least 10 days before a scheduled meeting, unless such proposals are the subject of a counter-solicitation by a shareholder. As of the date hereof, the Company has no knowledge of which, if any, of its shareholders the Icahn Group intends to solicit. In the event that the Icahn Group solicits less than all of the Company’s shareholders, brokers holding shares for holders who are not the subject of the Icahn Group’s counter-solicitation will still have discretionary authority with respect to the Company’s “routine” proposals. The Company has modified its disclosure to clarify that brokers holding shares on behalf of beneficial owners will not have such discretionary authority in the event such beneficial owners are subject to a counter-solicitation by the Icahn Group. Please refer to page P-4 for revised language.

5.                                      We note that if a shareholder returns her proxy card and has not indicated her votes, then her shares will be voted in the manner recommended by the Board. Please revise to specifically state how each proposal will be voted if the proxy card is returned unmarked.

Response:  The Company has modified its disclosure to specifically state how each proposal will be voted if the proxy card is returned signed but unmarked. Please refer to pages P-4 and P-5 for revised language.

Readoption of Authorized Share Capital, page P-12

6.                                      Please revise to describe any specific plans to issue shares pursuant to the proposed authorization.

Response:  The Company notes for the Staff that, pursuant to Swiss law, the authority of the Board of Directors to issue shares out of the Company’s authorized share capital is limited to a maximum two-year period. As the Board of Directors’ current authority to issue shares expires on May 13, 2013, the Company is requesting that such authority be readopted by its shareholders for a new two-year period, expiring on May 17, 2015. The Company currently has no specific plans to issue shares pursuant to the proposed authorization and has modified its disclosure to reflect this fact. Please refer to page P-12 for revised language.

Election and Reelection of Directors, page P-16

7.                                      For ease of investor understanding, please briefly describe why the Icahn Group’s nominees are included on the registrant’s proxy card.

Response:  The Company has added disclosure describing that the Icahn Group’s nominees are only being included on the Company’s proxy card to comply with Swiss law and that the Company is not soliciting its shareholders to vote “FOR” the Icahn Group’s nominees.  Please refer to page P-17 for revised language.

Cost of Solicitation, page P-85

8.                                     We note your disclosure that proxies may be solicited by electronic or regular mail, by telephone or by facsimile or personally. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response:  The Company confirms that it understands that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet, must be filed under the cover of Schedule 14A.

9.                                      Please fill in the amount that has been incurred to date as this amount is known.

Response:  The Company has disclosed the amount that it has incurred to date in connection with its solicitation of proxies. Please refer to page P-83 for revised language.

Proxy Card

10.                               Please revise to clearly mark the proxy card as preliminary pursuant to Rule 14a-6(e)(1).

Response:  The Company has modified its proxy card to clarify that the card is preliminary. Please refer to the proxy card for revised language.

11.                               Please revise the description of proposals 3.1, 3.2(A), 3.2(B) and 4 to clearly and impartially identify each matter. Refer to Rule 14a-4(a)(3). Please revise proposal 3.1 to briefly describe the distribution principle. Please revise proposals 3.2(A) and 3.2(B) to disclose the proposed dividend per share. Please revise proposal 4 to disclose the total number of shares that the board will be authorized to issue.

Response:  The Company has modified its proxy card to (i) clearly and impartially identify proposals 3.1, 3.2(A), 3.2(B) and 4, (ii) briefly describe the distribution principle for proposal 3.1, (iii) disclose the proposed dividend per share for proposals 3.2(A) and 3.2(B), and (iv) disclose the total number of shares that the Board will be authorized to issue pursuant to proposal 4. Please refer to the proxy card for revised language

12.                               Please revise the proxy card to disclose above proposals 3(A) and 3(B) that if shareholders vote for both proposals 3(A) and 3(B), then that vote will be invalid and will not be counted. Similarly, please revise above proposal 6 to disclose that if they vote “FOR” more than five nominees, then that vote will be invalid and will not be counted. We note that you have already included this information in the voting instructions.

Response:  The Company has modified its proxy card to disclose that if shareholders vote for both proposals 3(A) and 3(B), then that vote will be invalid and will not be counted. In addition, the Company has modified its proxy card to disclose that if shareholders vote “FOR” more than five nominees, then that vote will be invalid and will not be counted. Please refer to the proxy card for revised language.

13.                               Please note that a form of proxy which provides for the election of directors must provide a means for security holders to withhold authority to vote for each nominee. Refer to Rule 14a-4(b)(2). Please revise or advise us.

Response:  The Company has modified its proxy card to provide a means for security holders to withhold authority to vote for each nominee by voting against or abstaining to vote for any such candidate. Please refer to the proxy card for revised language.

14.                               We note that casting a vote “FOR” more than five nominees will be considered invalid and will not be counted. Please revise the proxy statement and proxy card to state whether shareholders may vote “FOR” five nominees and withhold their votes for up to three nominees, or whether that vote will be invalid and will not be counted.

Response:  The Company has modified its proxy statement and proxy card to clarify that shareholders may vote “FOR” five nominees and may vote against or otherwise abstain from voting with respect to up to three nominees. Please refer to page P-3 in the proxy statement and the proxy card for revised language.

As requested in the Comment Letter, the Company is simultaneously providing the Commission with a written statement containing the acknowledgments requested by the Commission in such letter.

***

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-3542, or Richard J. Grossman at (212) 735-2116 or Neil P. Stronski at (212) 735-2839.

Very truly yours,

/s/ Stephen F. Arcano

Stephen F. Arcano

Enclosure

cc:	Allen Katz, Esq.
Richard J. Grossman, Esq.
Neil P. Stronski, Esq.

Exhibit A

CONSENT AND ACKNOWLEDGMENT

I, as a nominee for director to the Board of Directors of Transocean Ltd. (the “Company”), do hereby:

1.              consent to being named in the invitation to the Company’s 2013 Annual General Meeting as well as in the Company’s proxy statement and proxy card in connection with such meeting and agree to serve as a director if elected; and

2.              acknowledge that, pursuant to Section 9.05 of the Company’s Organizational Regulations, I (A) am not a party to (1) any agreement, arrangement or understanding with, and shall not give any commitment or assurance to any person or entity as to how I will act or vote on any issue or question (a “Voting Commitment”) that has not been fully disclosed to the Board of Directors of the Company prior to my being nominated as a Director, (2) any Voting Commitment that could limit or interfere with my ability to comply with my fiduciary duties under applicable law or the duties under the Company’s Organizational Regulations or Corporate Governance Guidelines, or (3) any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been fully disclosed to the Board prior to my being nominated as a Director, and (B) shall, in my individual capacity and on behalf of any person or entity on whose behalf I was nominated to be a Director, comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership and trading policies and guidelines (including any insider trading policy) of the Company.

/s/ José Maria Alapont
Name:	José Maria Alapont
Nominee for Director of
Board of Directors of Transocean Ltd.

CONSENT AND ACKNOWLEDGMENT

I, as a nominee for director to the Board of Directors of Transocean Ltd. (the “Company”), do hereby:

3.              consent to being named in the invitation to the Company’s 2013 Annual General Meeting as well as in the Company’s proxy statement and proxy card in connection with such meeting and agree to serve as a director if elected; and

4.              acknowledge that, pursuant to Section 9.05 of the Company’s Organizational Regulations, I (A) am not a party to (1) any agreement, arrangement or understanding with, and shall not give any commitment or assurance to any person or entity as to how I will act or vote on any issue or question (a “Voting Commitment”) that has not been fully disclosed to the Board of Directors of the Company prior to my being nominated as a Director, (2) any Voting Commitment that could limit or interfere with my ability to comply with my fiduciary duties under applicable law or the duties under the Company’s Organizational Regulations or Corporate Governance Guidelines, or (3) any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been fully disclosed to the Board prior to my being nominated as a Director, and (B) shall, in my individual capacity and on behalf of any person or entity on whose behalf I was nominated to be a Director, comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership and trading policies and guidelines (including any insider trading policy) of the Company.

/s/ Samuel Merksamer
Name:	Samuel Merksamer
Nominee for Director of
Board of Directors of Transocean Ltd.

CONSENT AND ACKNOWLEDGMENT

I, as a nominee for director to the Board of Directors of Transocean Ltd. (the “Company”), do hereby:

5.              consent to being named in the invitation to the Company’s 2013 Annual General Meeting as well as in the Company’s proxy statement and proxy card in connection with such meeting and agree to serve as a director if elected; and

6.              acknowledge that, pursuant to Section 9.05 of the Company’s Organizational Regulations, I (A) am not a party to (1) any agreement, arrangement or understanding with, and shall not give any commitment or assurance to any person or entity as to how I will act or vote on any issue or question (a “Voting Commitment”) that has not been fully disclosed to the Board of Directors of the Company prior to my being nominated as a Director, (2) any Voting Commitment that could limit or interfere with my ability to comply with my fiduciary duties under applicable law or the duties under the Company’s Organizational Regulations or Corporate Governance Guidelines, or (3) any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been fully disclosed to the Board prior to my being nominated as a Director, and (B) shall, in my individual capacity and on behalf of any person or entity on whose behalf I was nominated to be a Director, comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership and trading policies and guidelines (including any insider trading policy) of the Company.

/s/ John J. Lipinski
Name:	John J. Lipinski
Nominee for Director of
Board of Directors of Transocean Ltd.

TRANSOCEAN LTD.
TURMSTRASSE 30 CH-6300
Zug, Switzerland

March 25, 2013

VIA EDGAR TRANSMISSION

Peggy Kim, Esq., Nicholas P. Panos, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Transocean Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed March 18, 2013 by Transocean Ltd.
File No. 0-53533

Dear Ms. Kim and Mr. Panos:

In response to your request in the letter dated March 22, 2013 relating to the above-referenced filing on Schedule 14A, Transocean Ltd. (“Transocean”) hereby acknowledges the following:

1.                                      Transocean is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                      Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                      Transocean may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Very truly yours,

TRANSOCEAN LTD.

		By:	/s/ Allen Katz
			Name:	Allen Katz, Esq.
			Title:	Interim Senior Vice President and General Counsel

cc:	Stephen F. Arcano, Esq.
Richard J. Grossman, Esq.
Neil P. Stronski, Esq.

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